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Susan Earle (She/Her) · 3rd

Budget Director at Ramsey County

Minneapolis, Minnesota, United States ·

Contact info

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 **Ramsey County**

 **Humphrey School of Public Affairs**

Experience


Budget Director
Ramsey County · Full-time
Jan 2021 – Present · 8 mos


City of Saint Paul
3 yrs 10 mos

Budget Manager
Full-time
Feb 2019 – Jan 2021 · 2 yrs

Deputy Director
Full-time
Mar 2018 – Feb 2019 · 1 yr

Show 1 more role ⌄

Executive Budget Officer

Minnesota Management and Budget

Jul 2012 – Apr 2017 · 4 yrs 10 mos

Greater Minneapolis-St. Paul Area

• Perform high-level management, budgeting, and policy analysis tasks including professional and objective evaluation of agency budget proposals

• Subject matter expert on the state budget systen ...see more



Budget Analyst

City of Saint Paul

Jun 2009 – Jun 2012 · 3 yrs 1 mo

Greater Minneapolis-St. Paul Area

• Prepared and analyze city department operating and capital budget proposals

• Served as lead budget system administrator, with training and coordination responsibilities among colleague: ...see more

Education



Humphrey School of Public Affairs

Master's Degree, Public Policy

2007 – 2009



Boston College

Bachelor's degree, Political Science

2003 – 2007



